Portillo’s Inc.

2001 Spring Road, Suite 400

Oak Brook, IL 60523

VIA EDGAR

May 16, 2023

Blaise Rhodes and Rufus Decker

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, NE

Washington, D.C. 20549-3561

Re:	Portillo’s Inc.

Form 10-K for Fiscal Year Ended December 25, 2022

Filed March 2, 2023

File No. 001-40951

Dear Blaise Rhodes and Rufus Decker:

The letter responds to comments of the staff of the Securities and Exchange Commission (the “Staff”) contained in the Staff’s letter dated May 3, 2023 (the “Comment Letter”) with regard to the Annual Report on Form 10-K (File No. 001-40951) filed by Portillo’s Inc. on March 2, 2023 (the “Form 10-K”). Capitalized terms used but not defined herein have the respective meanings ascribed to them in the Form 10-K.

Set forth below in bold are the comments contained in the Comment Letter pertaining to the Form 10-K. Immediately below each of the Staff’s comments is the Company’s response to that comment. For the convenience of the Staff’s review, each of the numbered paragraphs below corresponds to the numbered comment in the Comment Letter.

Form 10-K for Fiscal Year Ended December 25, 2022

Consolidated Financial Statements

Consolidated Statements of Operations, page 53

1.

It appears from your disclosure on page 36 that cost of goods sold, excluding depreciation and amortization, consists primarily of food, beverages and paper products costs, and is not burdened with other direct and indirect costs of producing your food and beverages. If so, please retitle this line item accordingly to better reflect what it represents.

The Company acknowledges the Staff’s comment and confirms that the line item “Cost of goods sold, excluding depreciation and amortization,” on the Company’s financial statements consists primarily of food, beverage and paper products costs, and to a lesser extent, third-party delivery partner commissions. Third-party delivery commissions represent approximately 8% of Cost of goods sold, excluding depreciation and amortization for the fiscal year ended December 25, 2022. In response to the Staff’s comment, in future filings, starting with the Form 10-Q for the quarter ended June 25, 2023, the Company will retitle this line item from “Cost of goods sold, excluding depreciation and amortization” to “Food, beverage and packaging costs.” Our disclosure in Part I, Item 2 within Form 10-Q will continue to disclose all components of this line item. We hope that this adequately addresses the Staff’s concerns.

Note 3. Revenue Recognition, page 66

2.

On pages 35 and 62, you disclose that at the end of fiscal 2021, you began to record in revenues the third-party delivery menu price premiums for transactions through non-Company owned channels. Please provide us your ASC 606 analysis supporting this change in accounting treatment.

The Company acknowledges the Staff’s comment. For delivery sales through a non-Company owned channel, such as the delivery partner’s website or app, which the Company calls “Marketplace Sales,” the Company recognizes sales revenues in the amount paid to the delivery partner by the customer for food. The Company does not recognize delivery and service fees charged by the delivery partner as the Company does not control the delivery. Revenue from Marketplace Sales is recognized when food is delivered to the customer. For all delivery sales of food, the Company is considered the principal and recognizes revenue on a gross basis.

The Company applies the following general steps to achieve the core principles of ASC 606 in recognizing revenue for its non-Company owned channels:

1)	ASC 606-10-25-1 and 2—Identify the contract(s) with a customer

A contract generally exists at the point of sale when goods are delivered or when a sales agreement is executed. The Company defines the customer as the individual guest placing an order for food through a delivery partner’s website or app. A contract exists when the customer places its order.

2)	ASC 606-10-25-14 and 15—Identify the performance obligations in the contract

The Company’s performance obligation is related to the preparation of food for delivery, which is defined as one performance obligation. For all delivery sales of food, whether through a third-party delivery partner’s website or app or the Company’s own website or app, the Company is considered the principal and recognizes revenue on a gross basis.

The Company has exercised judgment in determining that it is the principal in transactions through a delivery partner’s website or app. In reaching this conclusion, the Company considered the following key facts and circumstances:

•	The Company promptly accepts orders and is contractually responsible for preparing the orders;

•	The Company takes strong measures to ensure the quality and accuracy of the fulfillment of all orders;

•	In the case of customer dissatisfaction with the food, the Company, rather than the delivery partner, must provide a remedy;

•	The Company has full discretion in setting prices, descriptions, characteristics, and availability of products; and

•

The delivery partner never obtains control of the order of food by our customer, because they are obligated to deliver the food to our customer upon pick-up and are unable to redirect the food ordered or otherwise obtain any benefits from the food ordered.

3)	ASC 606-10-32-2—Determine the transaction price

In accordance with ASC 606-10-32-2, an entity shall consider the terms of the contract. The transaction price is the amount of consideration to which an entity expects to be entitled in exchange for transferring goods or services to a customer, excluding amounts collected on behalf of third parties (e.g., sales tax).

In the case of transactions through a delivery partner’s website or app, the Company is solely responsible to determine the price that the delivery partner charges for the food, rather than the delivery partner. The menu price listed on the delivery partner’s website or app is the contract price that the customer agreed to pay in exchange for promised goods (i.e., food).

Separately, the Company is charged a third-party delivery partner commission that is calculated as percentage of the menu price and is included in Cost of goods sold, excluding depreciation and amortization, which pursuant to our response to Comment #1, we will retitle to “Food, beverage and packaging costs.”

4)	ASC 606-10-32-28 – Allocate the transaction price to the performance obligations in the contract

For delivery sales through a delivery partner’s website or app, the performance obligation is the fulfillment of a customer order. Selling prices for goods sold are directly observable because the goods are regularly sold on a standalone basis as reflected as menu price of the delivery partner’s website or app.

5)	ASC 606-10-25-23 – Recognize revenue when (or as) the entity satisfies a performance obligation

Revenue is recognized, when the performance obligation is completed and the control of promised goods is transferred to the customer in an amount that reflects the consideration we expect to be entitled to in exchange for those goods.

In addition, we have updated our most recent Form 10-Q filing for the quarter ended March 26, 2023 to the following disclosure:

Delivery sales are generally fulfilled by third-party delivery partners whether ordered through the Portillo’s app and website (“Dispatch Sales”) or through third-party delivery partners (“Marketplace Sales”). Dispatch Sales include delivery and service fees as the Company controls the delivery. Revenue from Dispatch Sales is recognized when food is delivered to the customer. For these sales, the Company receives payment directly from the customer at the time of sale. Revenue for Marketplace Sales is recognized in the amount paid to the delivery partner by the customer for food and excludes delivery and service fees charged by the third-party delivery partner as the Company does not control the delivery. Revenue from Marketplace Sales is recognized when food is delivered to the customer. For these sales, the Company receives payment from the delivery partner subsequent to the transfer of order, which is generally paid one week in arrears. For all delivery sales of food, the Company is considered the principal and recognizes revenue on a gross basis.

We hope that this adequately addresses the Staff’s concerns.

We thank the Staff for its review of the foregoing and the Form 10-K. If you have further comments, please feel free to contact the undersigned by email at mhook@portillos.com or by phone at (630) 472-2029.

Sincerely,

/s/ Michelle Hook
Michelle Hook
Chief Financial Officer and Treasurer
Portillo’s Inc.